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PARTNERS Matthew D. Bersani Nils Eliasson	Sidharth Bhasin † Colin Law	Brian G. Burke † Paul Strecker †	Lorna Xin Chen Paloma P. Wang	Peter C.M. Chen Alan Y.L. Yeung

REGISTERED FOREIGN LAWYERS
Emmanuel Jacomy ‡	Shichun Tang ‡‡	Xiaogang Wang ‡‡

September 29, 2017

VIA EDGAR AND OVERNIGHT COURIER

Erin E. Martin, Special Counsel

David Lin, Staff Attorney

Michael Henderson, Staff Accountant

Robert Klein, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:                             Hexindai Inc. (CIK No. 0001702318)

Registration Statement on Form F-1

Dear Ms. Martin:

On behalf of our client, Hexindai Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s Registration Statement on Form F-1 (the “Registration Statement”) via EDGAR with the Securities and Exchange Commission (the “Commission”). To facilitate your review, we have separately delivered to you today four courtesy copies of the Registration Statement together with the exhibit volume, marked to show changes to the draft Registration Statement confidentially submitted to the staff of the Commission (the “Staff”) on September 19, 2017.

In accordance with the Jumpstart Our Business Startups Act, the Company plans to file an amendment to the Registration Statement containing the estimated price range and offering size and launch the road show at least 15 days after the date hereof. In accordance with the Jumpstart Our Business

ABU DHABI  |  BEIJING  |  BRUSSELS  |  DUBAI  |  FRANKFURT  |  HONG KONG  |  LONDON  |  MENLO PARK  |  MILAN  |  NEW YORK

PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SAUDI ARABIA*  |  SHANGHAI  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

*DR. SULTAN ALMASOUD & PARTNERS IN ASSOCIATION WITH SHEARMAN & STERLING LLP

Startups Act, the Company is filing publicly all draft registration statements confidentially submitted to the Commission. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

Should you have any questions about the responses contained herein, please contact me at (852) 2978-8028 (office) or by email at stephanie.tang@shearman.com. Questions relating to accounting and auditing matters of the Company may also be directed to Rong Liu, partner at Marcum Bernstein & Pinchuk LLP, by phone at (86)159-0122-8727 or via email at rong.liu@marcumbp.com.

Sincerely yours,
/s/ Stephanie Tang
Stephanie Tang

Enclosures

CC: Zhou Xinming, Chief Executive Officer and Director, Hexindai Inc.

Qisen Zhang, Chief Financial Officer, Hexindai Inc.

Fang Liu, Attorney at Law, Mei & Mark LLP

Rong Liu, Partner, Marcum Bernstein & Pinchuk LLP